02046859

P.E.
7/1/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **July, 2002**

NORSKE SKOG CANADA LIMITED
(Name of registrant)

700 West Georgia Street, 9th Floor
Pacific Centre, Vancouver,
British Columbia, Canada, V74 1J7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-______________

Exhibit index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By: Valerie Seager

Name: Valerie Seager
Title: Corporate Secretary

Date: July 19, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	New release dated July 19, 2002	4

EXHIBIT 1

Norske Skog Canada Limited
9th Floor, 700 West Georgia Street
P.O. Box 10058 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J7

Tel: 604 654 4000
Fax: 604 654 4961

news release

NorskeCanada

19 July 2002

NorskeCanada completes repositioning with a stronger balance sheet and more flexible capital structure

Vancouver, BC: Norske Skog Canada Limited announced today that it has closed a new, more flexible credit facility. The initial commitment by the underwriters of $300 million, from lead arrangers TD Securities and RBC Capital Markets, was oversubscribed in syndication, allowing the facility to be increased to $350 million.

The new credit facility represents the final step in the company's balance sheet restructuring . On May 28, 2002 the company completed the sale of 31,100,000 NorskeCanada common shares from treasury at a price of $7.00 per share, for gross proceeds of $217.7 million. The net proceeds of that offering, combined with cash and existing credit facility drawings, were used to repay all of NorskeCanada's secured term debt of $380 million. Interest expense has now been reduced by $13 million annually.

Ralph Leverton, vice president, finance and CFO, said the company is very pleased with the new credit facility and stronger capital structure. "By reducing our debt to capitalization ratio from 54 to 41 per cent, our capital structure is in our target range," said Leverton. "And with a stronger balance sheet and new, expanded credit facility, we are in a solid position to grow our business."

NorskeCanada is the third largest newsprint and groundwood specialty papers manufacturer based in North America measured by production capacity.

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NorskeCanada is also the largest producer of newsprint, telephone directory paper, soft-calendered papers and hi-brite papers, and the only producer of lightweight coated papers on the west coast of North America. The company also produces market kraft pulp and containerboard. With four divisions in British Columbia, annual capacity exceeds 2.3 million tonnes.

This news release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, including the risks of not achieving expected reductions in annual interest expense, or the benefits of a stronger balance sheet, and uncertainties surrounding NorskeCanada's prospects for growth.

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For further information:

Ralph Leverton
Vice President, Finance and CFO
604-654-4040